702 SW 8th Street
Bentonville, AR 72716
Phone 479.273.4000
www.walmart.com

David M. Chojnowski
Senior Vice President and Controller

June 19, 2017

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2017
Filed March 30, 2017
Form 8-K furnished February 21, 2017
File No. 1-6991

Dear Mr. Thompson:

This letter is in response to your letter dated May 22, 2017, addressed to Mr. M. Brett Biggs, Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc. (the "Company"). For ease of review, we have reproduced below in bold-faced type the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in that letter and have provided our response in regular type following each comment.

Form 10-K for the Fiscal Year Ended January 31, 2017

Summary of Critical Accounting Estimates, page 22

1.
Please expand your disclosures to discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future. Further, please include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. For example, with regard to inventories, please indicate whether your estimated inventory losses have been accurate or have required adjustment; and, indicate the impact on net income if there was a 1% change in the amount of markdowns. Refer to Item V of Release Nos. 33-8350/34-48960.

In future filings, we will add the following statement to our Summary of Critical Accounting Estimates disclosure with regards to the accuracy of our estimated inventory losses:

Historically, our estimated inventory losses have been materially accurate when compared to annual inventory counts and we expect that trend to continue.

We did not make quantitative disclosure of the sensitivity to change within our Summary of Critical Accounting Estimates disclosure related to inventory because it was not material. For example, a change of 1% in permanent markdowns during the year ended January 31, 2017, would have impacted net income approximately $70 million.

We will evaluate our critical accounting estimate disclosures in future filings to determine whether expanded discussion of the accuracy or sensitivity of our estimates and assumptions is needed.

Revenue Recognition, page 35

2.
We note your reference under Item 1 on page 9 to the Marketplace feature of your website permitting third parties to sell merchandise on walmart.com. We also viewed your website section on selling on walmart.com. Please tell us how you earn and account for revenues from third party sales as well as your consideration of disclosing your accounting policy for this revenue stream and income statement classification. In your response please also address whether or not third-party sellers maintain ownership of their inventory and what services, if any, you provide in fulfilling third-party sales and returns.

Operating our walmart.com Marketplace enables us to provide our customers a broad assortment of merchandise that would likely not otherwise be available to them in our stores or on our own websites. While the services we provide to third party sellers include the marketplace on which they sell and the collection of payments on their behalf, the third parties generally are the primary obligor, maintain ownership of their inventory, have latitude in establishing prices and are responsible for both product fulfillment and returns. As a result, we are the agent and the third party is the principal in these transactions.

We earn and account for referral fees from these transactions on a net commission basis, which we present in net sales in the Company's Consolidated Statements of Income. As these referral fees have been less than 0.5% of net sales for each of the fiscal years ended January 31, 2017, 2016 and 2015, we concluded they are not material and therefore have not disclosed our related accounting policy.

We will continue to monitor these referral fees from third party sales and, to the extent they become material, we will make additional disclosures in future filings.

3.
Please disclose your sales return policy and address how you make estimates of the amounts of future returns. In addition, please provide a rollforward of the activity in your sales return allowance here or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X.

As indicated in Note 1 in the Notes to Consolidated Financial Statements, "[t]he Company recognizes sales revenue, net of sales taxes and estimated sales returns." In future filings of Form 10-K, we will add the following sentence: "Estimated sales returns are calculated using historical experience of actual returns as a percent of sales."

For the year ended January 31, 2017, and consistent with previous years, our sales return reserve was less than $250 million, which we do not believe is material to the Consolidated Financial Statements. Further, additions and deductions to the sales return reserve during the year ended January 31, 2017 were less than 2.5% of net sales, which we do not believe is material.

We regularly monitor return activity and should the related reserve become material, we will provide the appropriate disclosure in future filings.

Form 8-K furnished February 21, 2017

4.
We note your disclosure of adjusted EPS in the press release. Adjusted EPS for the fiscal year ended January 31, 2017 includes an adjustment for the gain on the sale of Yihaodian in China. Please explain why you did not include an adjustment for the $194M gain from the sale of shopping malls in Chile. Additionally, the adjustments for discrete items do not appear consistent year to year. Please explain how you determine discrete items.

Our disclosures are designed to provide investors transparency and meaningful insights into our operating results. We prefer to refrain from reporting adjusted EPS and have not reported adjusted EPS in 9 of the past 13 quarters. When determining whether to report adjusted EPS, we consider quantitative and qualitative factors such as significant shifts in business strategy within particular markets or improving comparability with prior or future periods.

The gain from the sale of Yihaodian in China had a significant impact of $0.14 on our EPS in the second quarter of fiscal 2017. This gain was not indicative of our normal business operations and also represented a strategic shift in the e-commerce strategy within our China operations. For these reasons and to improve comparability with prior and future periods, we concluded that reporting adjusted EPS would be beneficial to our investors. Additionally, for these same reasons, we filed a voluntary Form 8-K on June 20, 2016 to describe the event and alert investors of the impact prior to our earnings release, which was issued on August 18, 2016.

The gains from the sale of shopping malls in Chile had a much smaller impact on EPS of $0.02 for the third quarter of fiscal 2017 and another $0.02 impact for the fourth quarter of fiscal 2017. These amounts were individually not significant for either quarter. As such, we determined not to report adjusted EPS for the gains, but rather elected to still provide sufficient information for investors so they could understand the impact on our financial statements.

We believe we have been consistent in our approach to determining discrete items and reporting adjusted EPS.

5.
You reference eCommerce GMV in your press release. Please tell us how you define GMV and your consideration of disclosing your definition of this term. In your response please address your inclusion or exclusion of discounts, returns, shipping fees, referral fees and GMV associated with sales by third-party sellers on your website.

We use Gross Merchandise Value ("GMV") as an operating metric to help measure the volume of eCommerce activity. We define GMV as the total U.S. dollar volume of merchandise sold or services rendered for all transactions, including marketplace transactions, that are generally initiated through our eCommerce platforms or include our owned inventory sold on other third party platforms. It also incorporates discounts, estimates for returns, shipping fees and referral fees.

We believe our definition of GMV is fairly consistent with other companies and, as such, we have not historically disclosed it. However, we will include our definition in future earnings releases.

General

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at (479) 277-9060.

Sincerely,

/s/ David M. Chojnowski
David M. Chojnowski
Senior Vice President and Controller

cc:	Ms. Donna Di Silvio	Mr. William Thompson
	Staff Accountant	Accounting Branch Chief
	U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission

	Mr. Scott Stringer	Mr. M. Brett Biggs
	Staff Accountant	Executive Vice President and Chief Financial Officer
	U.S. Securities and Exchange Commission	Wal-Mart Stores, Inc.

Audit Committee of the Board of Directors
Wal-Mart Stores, Inc.

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